

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

Edward Smith
Chief Executive Officer
SMTC Corporation
7050 Woodbine Ave., Suite 300
Markham, Ontario, Canada L3R 4G8

> **Re: SMTC Corporation**
> **Registration Statement on Form S-3**
> **Filed March 18, 2019**
> **File No. 333-230377**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: David J. Katz, Esq.